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                                                Filed Pursuant to Rule 424(B)(3)
                                                      Registration No. 333-63792


PROSPECTUS



                             VISUAL DATA CORPORATION


                        2,269,540 shares of common stock



         This prospectus relates to 2,269,540 shares of our common stock which may be offered by certain selling security holders.

         Our common stock is traded on the Nasdaq National Market under the trading symbol "VDAT". On June 22, 2001, the last sale price for our common stock was $1.83.

         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is July 2, 2001




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                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Business..................................................................   3

Risk Factors..............................................................   5

Cautionary Statement about Forward-Looking Information....................  14

Use of Proceeds...........................................................  14

Description of Common Stock...............................................  14

Selling Security Holders..................................................  15

Plan of Distribution......................................................  22

Where You Can Find More Information.......................................  23

Legal Matters.............................................................  25

Experts...................................................................  25




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                                    BUSINESS

         We are a full service broadband media company that enables businesses to market their products through various channels including print, television and the Internet. For the six months ended March 31, 2001, we reported revenues of $4,036,086 and a net loss of $5,689,296, and for the year ended September 30, 2000, we reported revenues of $5,868,435 and a net loss of $11,401,583.

         We offer our products and services through five groups:

         * VISUAL DATA NETWORK SOLUTIONS GROUP, which is comprised of our subsidiary Entertainment Digital Network, Inc. (Ednet), is a facilitator of the transfer of audio and video for the entertainment industry. Ednet has established a private wide-area network (WAN) through strategic alliances with long distance carriers, regional telephone companies, satellite operators and independent fiber optic telecommunications providers which enables it to exchange high quality audio, compressed video and multimedia data communications. Our Network Solutions Group, which represented approximately 48% and approximately 71% of our revenues for the six months ended March 31, 2001 and the year ended September 30, 2000, respectively, generates revenues from the sales, rental and installation of equipment, network usage, distribution fees and other related fees.

         * VISUAL DATA TRAVEL GROUP produces and distributes multi-media presentations for hotels, resorts, attractions, cruises and golf courses to augment the marketing programs for their properties and attract more visitors. Our Travel Group produces concise, broadband-enabled vignettes of the property for our clients, highlighting various features and amenities of the particular property. We distribute these vignettes over the Internet on both our websites as well as some of the largest travel and leisure websites. Our Travel Group, which represented approximately 9% and approximately 6% of our revenues for the six months ended March 31, 2001 and the year ended September 30, 2000, respectively, generates revenues from production and distribution fees. We own or co- own virtually all the content we create, which we believe provides us with desirable content for syndication.

         * VISUAL DATA ON-LINE BROADCAST AND PRODUCTION GROUP provides an array of corporate-oriented web-based media services to the corporate market including live audio and video webcasting (sending live audio or video programming over the Internet, which is the counterpart to traditional radio



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                  and TV broadcasting), corporate announcements, and other
                  information for distribution over the Internet, broadcast TV and radio. We also provide point-to-point audio and video transport worldwide. Significant to our On- line Broadcast and Production Group is our strategic partnership with the Internet's leading press release service, PR Newswire, which provides us with a global sales force to promote our broadband corporate services packages. Also operating within our On-line Broadcast and Production Group is our MedicalView library which produces and distributes medical lectures and seminars to the both the medical industry and the general public. MedicalView is distributed under syndication and licensing agreements with various websites. Our On-line Broadcast and Production Group, which represented approximately 28% and approximately 18% of our revenues for the six months ended March 31, 2001 and the year ended September 30, 2000, respectively, generates revenues through production and distribution fees.

         * VISUAL DATA FINANCIAL SOLUTIONS GROUP provides real time, preference- driven financial information to financial professionals as well as to non- professionals with an interest in the financial markets. Through our TheFirstNews.com website, our subscribers are able to listen to live audio excerpts and view short and long version text stories targeted to specific financial market sectors. The information is delivered in real time streaming audio to personal computers, wireless telephones and personal digital assistants. Our Financial Solutions Group, which represented less than 1% of our revenues for each of the six months ended March 31,2001 and the year ended September 30, 2000, generates revenues from monthly subscription fees, revenue sharing arrangements with affiliates, advertising fees and content licensing fees.

         * VISUAL DATA GOLF, LEISURE AND SYNDICATION GROUP was formed with our recent acquisition of SportSoft Golf which we have renamed the Golf Society of the U.S. Our goal is to develop this division to be a leading golf industry marketing, media and technology provider. The Golf Society of the U.S. has an extensive portfolio of world-class interactive online services, including the www.golfsociety.com and www.golfsyndications.com Web properties, and it is also the publisher of PLAYER magazine. We believe these will provide new channels for our promotion and distribution of our products and services. The Golf, Leisure and Syndication Group , which represented approximately 12% of our revenues for the six months ended March 31, 2001, generates revenues from membership fees, advertising, syndication and fees from the sale of equipment. We recorded no revenues from this group for the year ended September 30, 2000.



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         We use a variety of additional marketing methods, including our internal sales force, to market our products and services. One key element of our marketing strategy has been to enter into distribution agreements with recognized leaders in each of the markets for our products and services. By offering our products and services in conjunction with the distributors products, we believe these distribution agreements enable us to take advantage of the particular distributors' existing marketing programs, sales forces and business relationships. Contracts with these distributors generally range from one to two years. For the fiscal year ended September 30, 2000 and the six months ended March 31, 2001, revenues from our agreements with PR Newswire have represented approximately 17% and 24%, respectively, of our revenues. Other than this agreement, no other agreement with a distributor has represented more than 10% of our revenues during these periods.

         We presently own approximately 51% of Ednet's issued and outstanding capital stock. In June 2001, we entered into an Agreement and Plan of Merger with Ednet, which provides that Ednet will merge with a wholly owned subsidiary of ours to be formed solely for purposes affecting the merger. Ednet will be the surviving corporation in the merger. In the merger all outstanding shares of common stock of Ednet shall be converted with the right to receive one share of our common stock for each 10 shares of Ednet common stock. A meeting of the shareholders of Ednet is presently scheduled for July 25, 2001 for the purposes of approving the Agreement and Plan of Merger. We have filed a registration statement with the SEC which registers up to 1,183,614 shares of our common stock issuable to the Ednet shareholders in the merger.

         Our executive offices are located at 1291 SW 29th Avenue, Pompano Beach, Florida 33069. Our telephone number at that location is (954) 917-6655.

                                  RISK FACTORS

         Before you invest in our securities, you should be aware that there are various risks. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. You should consider carefully these risk factors, together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

WE HAVE AN ACCUMULATED DEFICIT AND WE ANTICIPATE CONTINUING LOSSES WHICH MAY RESULT IN SIGNIFICANT LIQUIDITY AND CASH FLOW PROBLEMS.



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         We have incurred operating losses since our inception and we have an accumulated deficit of $33,859,880 at March 31, 2001. For the six months ended March 31, 2001, we incurred a net loss of $5,689,296. For the years ended September 30, 2000 and 1999, we incurred net losses of $11,401,583 and $7,158,376, respectively. Our operating expenses have increased and we continue to incur significant operating losses. Our liquidity has substantially diminished because of these continuing operating losses. Our future profitability will depend on substantial increases in revenues from operations. There can be no assurance that future revenues will grow sufficiently to generate a positive cash flow or otherwise enable us to be profitable. We may experience significant liquidity and cash flow problems which will require us to raise additional capital to continue operations if we are not able to substantially increase our revenues. We cannot guarantee that future revenues will grow sufficiently to generate positive cash flow or otherwise enable us to become profitable.

WE CANNOT PREDICT OUR FUTURE REVENUES OR WHETHER OUR PRODUCTS WILL BE ACCEPTED. IF THE MARKETS FOR OUR PRODUCTS AND SERVICES DO NOT DEVELOP, OUR FUTURE RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED.

         Revenues from our products and services have been limited. We reported revenues of $4,036,086 and $3,028,147 for the six months ended March 31, 2001 and 2000, respectively. We reported revenues of $5,868,435 and $4,464,157 for the years ended September 30, 2000 and 1999, respectively. In addition, the markets for our products and services have only recently begun to develop, are rapidly evolving and are increasingly competitive. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. It is difficult to predict whether, or how fast, these markets will grow. We cannot guarantee either that the demand for our products and services will continue to develop or that such demand will be sustainable. If the market develops more slowly than expected or becomes saturated with our competitors' products and services, or do not sustain market acceptance, our business, operating results, and financial condition will be materially and adversely affected.

WE MAY NEED ADDITIONAL FINANCING WHICH WE MAY NOT BE ABLE TO OBTAIN ON ACCEPTABLE TERMS. IF WE ARE UNABLE TO RAISE ADDITIONAL CAPITAL AS NEEDED, THE FUTURE GROWTH OF OUR BUSINESS AND OPERATIONS WOULD BE SEVERELY LIMITED.

         Historically, our operations have been financed primarily through the issuance of equity. Our acquisition and internal growth strategy requires substantial capital investment. Capital is typically needed not only for the acquisition of additional companies, but also for the effective integration, operation and expansion of these businesses. Capital is also necessary for the production and marketing of additional



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on-line multi-media libraries. Our future capital requirements, however, depend on a number of factors, including our ability to grow our revenues and manage our business. Our growth may depend upon our ability to raise additional capital, possibly through the issuance of long-term or short-term indebtedness or the issuance of our equity securities in private or public transactions.

         If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Visual Data held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing operations can be obtained on suitable terms, if at all. Our ability to continue our growth and acquisition strategy could suffer if we are unable to raise the additional funds on acceptable terms which would have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

FLUCTUATIONS IN OUR OPERATING RESULTS MAY ADVERSELY AFFECT OUR STOCK PRICE AND PURCHASERS OF OUR SHARES OF COMMON STOCK MAY LOSE ALL OR A PORTION OF THEIR INVESTMENT.

         Historically, there has been volatility in the market price for our common stock. Our quarterly operating results, changes in general conditions in the economy, the financial markets or the marketing industry, or other developments affecting us or our competitors, could cause the market price of our common stock to fluctuate substantially. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors. Factors that may adversely affect our quarterly operating results include:

         - the announcement or introduction of new service and products by us and our competitors;

         - our ability to upgrade and develop our systems in a timely and effective manner;

         - our ability to retain existing clients and attract new clients at a steady rate, and maintain client satisfaction;




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         -        the level of use of the Internet and online services and the rate of market acceptance of the Internet and other online services for transacting business;

         - technical difficulties, system downtime, or Internet brownouts;

         - the amount and timing of operating costs and capital expenditures relating to expansion of our business and operations;

         -        government regulation; and

         - general economic conditions and economic conditions specific to the Internet and e-commerce.

         As a result of these factors, in one or more future quarters, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected. In addition, the stock market in general and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of those companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

WE ARE DEPENDENT ON CONTRACTS, SOME OF WHICH ARE SHORT TERM. IF THESE CONTRACTS ARE TERMINATED, OUR RESULTS OF OPERATIONS WOULD BE MATERIALLY ADVERSELY AFFECTED.

         We are dependent upon contracts and distribution agreements with our strategic partners and clients including PR Newswire Corporation. Revenue from PR Newswire represented approximately 17% and 24% of our consolidated revenue for the year ended September 30, 2000 and the six months ended March 31, 2001, respectively. These contracts are generally for terms ranging from one to two years, however, many of them permit our clients and partners to terminate their agreements with us on short term notice. Because of the significant nature of the revenues from these contracts to our consolidated results of operations, the termination of any of these contracts could have a material adverse effect on our business operations and prospects.

OUR MANAGEMENT MAY BE UNABLE TO EFFECTIVELY INTEGRATE OUR ACQUISITIONS AND TO MANAGE OUR GROWTH AND WE MAY BE UNABLE TO FULLY REALIZE ANY ANTICIPATED BENEFITS OF THESE ACQUISITIONS.

         Our business strategy includes growth through acquisition and internal development. We are subject to various risks associated with our growth strategy, including the risk that we will be unable to identify and recruit suitable acquisition candidates in the future or to integrate and manage the acquired companies.



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         We completed the acquisition of 51% of Ednet in June 1998 and in
February 2001 we completed our acquisition of SportSoft Golf, Inc. The acquisition of the remaining 49% of Ednet is pending. Acquired companies' histories, geographical locations, business models and business cultures can be different from ours in many respects. Our directors and senior management face a significant challenge in their efforts to integrate our businesses and the business of the acquired companies or assets, and to effectively manage our continued growth. There can be no assurance that our efforts to integrate the operations of any acquired assets or companies acquired in the future will be successful, that we can manage our growth or that the anticipated benefits of these proposed acquisitions will be fully realized. The dedication of management resources to these efforts may detract attention from our day-to-day business. There can be no assurance that there will not be substantial costs associated with these activities or of the success of our integration efforts, either of which could have a material adverse effect on our operating results.

THE EXERCISE OF OPTIONS AND WARRANTS WILL BE DILUTIVE TO OUR EXISTING STOCKHOLDERS.

         As of May 31, 2001 we had outstanding options and warrants to purchase a total of 12,752,367 shares of our common stock at prices ranging between $0.00016 and $17.188 per share. We have included 1,259,882 shares of our common stock issuable upon exercise of these options and warrants in this prospectus which means that when the option or warrant is exercised, the holder may resell the common stock received on the exercise in the public market. The exercise of these warrants and options may materially adversely affect the market price of our common stock and will have a dilutive effect on our existing stockholders.

THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES WILL INCREASE AS THE MARKET PRICE OF OUR COMMON STOCK DECREASES.

         We have an aggregate of $2,260,000 principal amount of 6% convertible debentures outstanding as of the date of this prospectus. The debentures which are convertible, in whole or in part, at the option of the holders into shares of our common stock at a conversion price equal to the lesser of:

         -        $2.13 per share, or

         - 90% of the average of the three lowest closing bid prices for the 20 trading days prior to conversion (the "variable conversion price").

         The conversion price of the convertible debentures cannot be less than $.90 per share; provided that this floor price will be reset to 50% of the variable conversion price on December 8, 2001. The practical effects of this conversion formula based upon the current conversion formula are:



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         *        If the variable conversion price is above $2.13 per share, then the conversion price is based upon the $2.13 per share formula,

         * If the variable conversion price is less than $2.13 per share, then the conversion price is determined by calculating 90% of the three lowest closing bid price of our common stock for the 20 trading days prior to conversion, subject to a floor price of $.90 per share.

         Because the conversion price is not fixed, the ultimate number of shares of common stock issuable if the holders elect to convert the $2,260,000 principal amount of the debentures is unknown at this time. The following table sets forth:

         * the number of shares of our common stock that would be issuable upon conversion of the $2,260,000 principal amount of debentures at various conversion prices prior to December 8, 2001 based upon an average market price of our common stock of $1.673 per share which is the average of the three lowest closing prices of our common stock as reported on the Nasdaq National Market for the 20 consecutive trading days prior to June 1, 2001, and

         * the total number of shares of our common stock that would be issuable upon the conversion of all $3,060,000 principal amount of the debentures, giving effect to the debentures which have already been converted.


                                                 Shares Issued                          Total Shares(2)
                                                 on Conversion                            Issued on                Total % of(3)
                                                      of               % of(1)           conversion of             Shares issued
Market                         Conversion        $2,260,000 of       Outstanding        all $3,060,000           on conversion of
Price                             Price           Debentures           Shares             Debentures              all Debentures
-----                             -----           ----------           ------             ----------              --------------

$1.673 and above                  $1.506           1,500,664            12.0%              2,304,404                   19.7%
$1.255 (25% less
than $1.673)                      $1.130           2,000,000            16.0%              2,803,740                   24.0%
$.837 (50% less
than $1.673)                      $0.900(4)        2,511,111            20.1%              3,314,851                   28.3%
$.418 (75% less
than $1.673)                      $0.900(4)        2,511,111            20.1%              3,314,851                   28.3%


(1) Based upon 12,501,181 shares issued and outstanding, which includes the shares issued previously upon the conversion of $800,000 principal amount of the debentures.

(2) Includes 803,740 shares of our common stock which have previously been issued upon the conversion of $800,000 principal amount of the debentures.



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(3)      Based upon 11,697,441 shares issued and outstanding which does not include the 803,740 shares previously issued upon the conversion of $800,000 principal amount of the debentures.

(4) The conversion price has a floor of $.90 per share until December 8, 2001.

         We are unable to predict at this time any adjustment in the floor conversion price on December 8, 2001, and as a result the potential full dilutive nature of the conversion formula, as it will be based upon an adjustment calculated on future market prices. The following table, however, sets forth the number of shares of our common stock that would be issuable upon the conversion of the remaining $2,260,000 principal amount of debentures at various conversion prices after December 8, 2001 based upon an assumed average market price of our common stock of $1.673 per share, and assumed reductions in the average market price of 25%, 50% and 75%.



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



                                                            Shares Issued                         Total Shares(2)     Total %(3)
                                                            on Conversion                            issued on         of Shares
                                              Adjusted           of              % of(1)           conversion of       Issued on
Market                        Conversion        Floor       $2,260,000 of      Outstanding        all $3,060,000     conversion of
Price                            Price          Price        Debentures          Shares             Debentures      all Debentures
-----                         ----------      --------      -------------      -----------        --------------    --------------

$1.673 and above                $1.506          $.753         3,001,328          24.0%               3,805,068           32.5%
$1.255 (25% less
than $1.673)                    $1.130          $.565         4,000,000          32.0%               4,803,740           41.1%
$.837 (50% less
than $1.673)                    $ .753          $.377         5,994,695          48.0%               6,798,435           58.1%
$.418 (75% less
than $1.673)                    $ .376          $.188        12,021,277          96.2%              12,825,017          109.6%


(1) Based upon 12,501,181 shares issued and outstanding, which includes the shares issued previously upon the conversion of $800,000 principal amount of the debentures.

(2) Includes 803,740 shares of our common stock which have previously been issued upon the conversion of $800,000 principal amount of the debentures.

(3) Based upon 11,697,441 shares issued and outstanding which does not include the 803,740 shares previously issued upon the conversion of $800,000 principal amount of the debentures.

         The terms of the debentures provide that the number of shares of common stock into which they are convertible, when added together with all other shares of our common stock beneficially owned by the holder and its affiliates, cannot exceed 9.9% of our total issued and outstanding common shares at any one time. The debenture holders are affiliates, and the number of shares of common stock owned by each debenture holder would be aggregated for the purposes of calculating the 9.9% limitation. The terms of the debentures also have the effect of restricting the amount of debentures which the debentures holders can convert and sell within any 61 day period. This 9.9% limitation, however, does not prevent the debenture holders from continually liquidating shares of our common stock owned by them in order to convert all of the debentures into shares of our common stock, subject to the terms of the debentures.

IF THE SELLING SECURITY HOLDERS ALL ELECT TO SELL THEIR SHARES OF OUR COMMON STOCK AT THE SAME TIME, THE MARKET PRICE OF OUR SHARES MAY DECREASE.

         It is possible that the selling security holders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the


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same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

THE VARIABLE CONVERSION PRICE FORMULA FOR THE DEBENTURES COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON.

         The following are special risks which result from the variable conversion price formula of the debentures:

* REDUCTION IN STOCK PRICE. The conversion price of the debentures is variable based on the future trading prices of our common stock, with a current floor conversion price of $.90 per share. As described above, this floor price will be adjusted on December 8, 2001 to 50% of the variable conversion price. As a result of the market-related conversion price, the number of shares of common stock issuable upon conversion of the debentures will be inversely proportionate the market price of the common stock at the dates upon which the conversion price may be determined.

* EFFECT OF SHORT SALES BY THIRD PARTIES. As a result of the market-related conversion price of the debentures, third parties may take significant short positions in our common stock. If this occurs, these short positions may have the effect of depressing the trading price of our common stock which would result in additional dilutive issuance of stock upon the conversion of the debentures. In addition, other selling security holders may take short positions in our common stock which while not effecting the exercise price of the underlying warrants or options held by these selling security holders, could have the effect of depressing its trading value and therefore result in additional dilutive issuance of stock upon the conversion of the debentures.

* EFFECT OF ADDITIONAL SHARES IN MARKET. To the extent that holder of the debentures converts a portion of the debentures and then sell its common stock in the open market, our common stock price may decrease due to the additional shares in the market, possibly allowing the holder to convert the remaining debentures into greater amounts of common stock, further depressing the stock price.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DELAY OR PREVENT A TAKE-OVER WHICH MAY NOT BE IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

         Provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Florida Business Corporation Act also may be deemed to have certain anti-takeover effects which include that control of shares



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acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested shareholders.

         In addition, our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors, of which no shares are currently issued and outstanding. Our board of directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

         Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in or incorporated by reference into this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus or incorporated herein, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                 USE OF PROCEEDS

         We will receive up to an additional $3,412,672 in gross proceeds from the exercise of outstanding options and warrants. We presently intend to use these proceeds for general working capital.

         The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances that any of the outstanding options or warrants will be exercised. Pending utilization of the proceeds as described above, the net proceeds of the offering will be deposited in interest bearing accounts or invested in money market instruments, government obligations, certificates of deposits or similar short-term investment grade interest bearing investments.

                           DESCRIPTION OF COMMON STOCK

         We are authorized to issue 50,000,000 shares of common stock, par value $.0001. 12,501,181 shares are issued and outstanding as the date hereof. The outstanding shares of common stock are fully paid and non-assessable. The holders of



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common stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors.

         Upon any liquidation, dissolution or winding-up, our assets, after the payment of our debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of our common stock. The holders of our common stock do not have preemptive or conversion rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares. The holders of our shares of common stock are entitled to share equally in dividends if, as and when declared by our board of directors, out of funds legally available therefor, subject to the priorities accorded any class of preferred stock which may be issued. Our consolidation or merger, or a sale, transfer or lease of all or substantially all of our assets, which does not involve distribution by us of cash or other property to the holders of our shares of common stock, will not be a liquidation, dissolution or winding up of Visual Data.

                            SELLING SECURITY HOLDERS

         On May 21, 2001 we sold 730,638 shares of our common stock and a warrant to purchase 146,128 shares of our common stock for an aggregate purchase price of $1.5 million to Protius Overseas Limited in a private transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of said act and Regulation S promulgated thereunder. The purchaser was an accredited investor. The three year warrant is exercisable at $2.76 per share which was the closing price of our common stock on the date of the transaction. Protius Overseas Limited purchased the shares of our common stock and warrants in the ordinary course of business, and at the time of purchase Protius Overseas Limited did not have any agreement or understanding, directly or indirectly, with any person to distribute either the shares of our common stock or warrants, or the shares of our common stock into which the warrants are exercisable.

          First Montauk Securities Corp. acted as placement agent in the transaction, and we paid compensation of $156,000 in cash and three year placement agents warrants exercisable into 100,000 shares of our common stock at an exercise price of $2.76 per share.

         The Securities Purchase Agreement contains certain anti-dilution provisions if we should issue common stock or instruments convertible or exercisable into common stock (excluding certain Exempt Issuances as set forth in the Securities Purchase Agreement which includes the conversion of our outstanding 6% convertible debentures) at a price per share or an exercise price per share less than $2.053. This anti-dilution provision terminated upon the effectiveness of the registration statement of which this prospectus forms a part.

         The Securities Purchase Agreement also contains a reset provision. In the event that on the earlier of the effective date of the registration statement of which this prospectus forms a part or the first annual anniversary of the closing date the average of the closing bid prices for our common stock for the 20 trading days immediately preceding such date is less than $2.053 per share, then we are obligated to issue additional shares of common stock to the purchaser equal to the Reset Share Amount. The "Reset Share Amount" shall equal the sum of (1) the amount determined by dividing the Reset Price into the buyer's purchase price, less (2) the number of shares of common stock purchased. The Reset Price is the greater of (i) the product derived by multiplying (A) eighty-five percent (85%) by (B) the average of the closing bid prices for our common stock for the 20 trading days immediately preceding the reset date or
(ii) $1.0265 per share; provided, however, that in no event shall the Reset Price be greater than $2.053 per share.

         We granted the purchaser certain rights of first refusal for future financings by us, and agreed to file a registration statement with the SEC to permit the public resale of the common stock, including the shares issuable upon the exercise of the warrant, within 45 days from the closing date of the transaction. This prospectus is a part of that registration statement. We agreed to use our best efforts to have the registration statement declared effective within 90 days from the filing date.

         In the event we fail to satisfy the registration rights granted to the purchaser, except as a direct result of the actions or inactions of the purchaser, we agreed to pay the purchaser liquidated damages (x) for every 30-day period following the occurrence of such Registration Default (as defined in the Registration Rights Agreement) in an amount determined by multiplying (i) $0.041 per common share then held by the purchaser by (ii) the percentage derived by dividing (A) the actual number of days elapsed from the later of such Registration Default or the last day of the prior 30-day period, as applicable, to the day such Registration Default has been completely cured by (B) 30, in cash, or at the purchaser's option, in the number of shares of our common stock, if such issuance will not violate the rules of the Nasdaq Stock Market, equal to the quotient of (v) the dollar amount of the liquidated damages on the payment date by (w) the closing bid price of our common stock as of the date of the Registration Default.

         The purchaser has also agreed to certain lock-up provisions as they related to the shares of common stock, including the shares issuable upon the exercise of the warrant, purchased from us, specifically,

         * From the later of the closing date through the 90th calendar day following the closing date or the 30th calendar day following the effective date of the registration statement which is a part of this prospectus, the purchaser agreed not sell, transfer or dispose the common shares, nor to enter into any hedging transactions, short sales or options or other transaction with broker-dealers or any other third party which requires the delivery to the broker-dealer or third party of the shares to be registered under the registration statement which the broker may resell pursuant to the effective registration statement.

         * From the date which is the later of (i) the 91st calendar day following the closing date or (ii) the 31st calendar day following the effective date of the registration statement of which this prospectus is a part through a date which is the later of (i) the 120th calendar day following the closing date or (ii) the 60th calendar day following the effective date of the registration statement, the purchaser shall have the right to transfer, sell or dispose, in any manner whatsoever, pursuant to a registration statement or pursuant to an exemption from registration under the Securities Act 50% of the common shares purchased by the purchaser and 50% of the shares underlying the warrant.

         * From the date which is the later of (i) 121 calendar days following the closing date or (ii) 61 calendar days following the effective date of the registration statement of which this prospectus is a part, the purchaser shall have the right to transfer, sell or dispose, in any manner whatsoever, pursuant to a registration statement or pursuant to an exemption from registration under the Securities Act of 1933, 100% of the common shares then held by the purchaser and the shares underlying the warrant. The lock-up restrictions cease to apply from the date which is the 180th calendar day following the closing date.

         This prospectus relates to periodic offers and sales of up to 2,269,540 of common stock by the selling security holders listed and described below and their pledgees, donees and other successors in interest. The following table sets forth

         o        the name of each selling security holder,
         o        the number of shares owned, and
         o the number of shares being registered for resale by each selling security holder.

         We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will, if applicable, exercise the options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon the information contained in a record list of our shareholders at June 6, 2001.






                                                 Number of                 Shares to        Shares to be owned
Name of Selling Security Holder                 Shares Owned              be Offered           After Offering
-------------------------------                 ------------              ----------      -----------------------
Airco Holdings LP (1)                                143,271                 133,333               9,938
Howard Ash (2)                                        50,000                  50,000                 0
Atlas Pearlman, P.A. (3)                              10,000                  10,000                 0
Ronald Ameerali (4)                                   30,000                  30,000                 0
American Senior Golf Association (5)                 125,000                 125,000                 0
Eugene Arnone (6)                                    224,328                   6,667              217,661
C.L.R. Associates, Inc. (7)                          215,000                  67,029              147,971
Coral Investments (8)                                175,000                 100,000               75,000
Frederick DeLuca (9)                               1,100,000                 100,000            1,000,000
Double Eagle Advisory (10)                           300,000                 200,000              100,000
Carol Duncan (11)                                     50,000                  50,000                 0
Bernard Frank (12)                                    10,000                  10,000                 0
Ari Friedman (13)                                     25,000                  25,000                 0
Gruntal & Co. (14)                                   301,820                 101,820              200,000
Hornblower & Weeks Financial Corp. (15)              200,000                 100,000              100,000
First Montauk Financial Corp. (16)                    25,000                  25,000                 0
Ernest Pellegrino(16)                                 75,000                  75,000                 0
Protius Overseas Limited (17)                        876,766                 876,766                 0
Raynor Baldwin (18)                                   10,000                  10,000                 0
Samson Consulting Corp. (19)                          50,000                  50,000                 0
Mark Scott (20)                                      111,837                   4,020              107,817
Var Growth (21)                                      100,000                  50,000               50,000
White Capital Corp. (22)                             100,000                  30,000               70,000
Cardinal Securities, LLC (23)                         43,637                  14,905               28,732
Davis Hill, Inc. (24)                                 75,000                  25,000               50,000
                                                   ---------               ---------            ---------

     Totals                                        4,426,659               2,269,540            2,157,119
                                                   =========               =========            =========

(1) The shares were issued as partial consideration for licensing rights to a library of golf courses we purchased in March 1999.

(2) Includes shares of our common stock issuable upon the exercise of an option expiring in April 2003 to purchase 50,000 shares of our common stock at $2.125 per share. The option was granted as compensation for consulting services being rendered to us.

(3) The shares were issued by us as partial compensation for legal services rendered to us.

(4) Includes shares of our common stock issuable upon the exercise of an option expiring in January 2003 to purchase 30,000 shares of our common stock at $2.28 per share. The option was granted as compensation for consulting services being rendered to us.

(5) The shares were issued as compensation for services being rendered to us.

(6) The shares were issued to Mr. Arnone in partial satisfaction of a promissory note acquired by us in connection with our purchase of SportSoft Golf, Inc.

(7) The shares being offered include shares of our common stock issuable upon the exercise of an option expiring in September 2001 to purchase 67,029 shares of our common stock at $2.125 per share. The option was granted as compensation for consulting services being rendered to us.

(8) The shares being offered include shares of our common stock issuable upon the exercise of options (i) expiring in May 2002 to purchase 25,000 shares of our common stock at $2.50 per share, (ii) expiring in October 2002 to purchase 50,000 shares of our common stock at $4.00 per share, and (iii) expiring in October 2002 to purchase 25,000 shares of our common stock at $2.50 per share. The options were granted as compensation for consulting services being rendered to us.

(9) Includes shares of our common stock issuable upon the exercise of an option expiring in January 2004 to purchase 100,000 shares of our common stock at $2.125 per share. The option was granted as compensation for consulting services being rendered to us.

(10) The shares being offered include shares of our common stock issuable upon the exercise of options expiring in January 2005 to purchase 200,000 shares of our common stock at $2.75 per share. The options were granted as compensation for consulting services being rendered to us.

(11) Includes shares of our common stock issuable upon the exercise of an option expiring in April 2003 to purchase 50,000 shares of our common stock at $2.125 per share. The option was granted as compensation for consulting services being rendered to us.

(12) Includes shares of our common stock issuable upon the exercise of an option expiring in November 2002 to purchase 10,000 shares of our common stock at $2.75 per share. The option was granted as compensation for consulting services being rendered to us.

(13) Includes shares of our common stock issuable upon the exercise of an option expiring in March 2003 to purchase 25,000 shares of our common stock at $11.25 per share. The option was granted as compensation for consulting services being rendered to us.

(14) The shares being offered include shares of our common stock issuable upon the exercise of a warrant expiring in December 2005 to purchase 67,042 shares of our common stock at an exercise price of $2.556 per share, and a warrant expiring in May 2006 to purchase 34,778 shares of our common stock at an exercise price of $2.64 per share. These warrants were issued as compensation for consulting services being rendered to us.

(15) The shares being offered include shares of our common stock issuable upon the exercise of a warrant expiring in April 2003 to purchase 100,000 shares of our common stock at $1.75 per share. The warrant was issued as compensation for consulting services being rendered to us.

(16) Includes shares of our common stock issuable upon the exercise of warrants expiring in May 2004 to purchase an aggregate of 100,000 shares of our common stock at $2.76 per share. First Montauk Securities Corp. acted as placement agent in the sale of our common stock and warrants to Protius Overseas Limited. First Montauk Financial Corp. is an affiliate of First Montauk Securities Corp. Mr. Pellegrino is a principal of First Montauk Securities Corp. This warrant was issued as partial compensation for First Montauk Securities Corp.'s services.

(17) Includes shares of our common stock issuable upon the exercise of a warrant expiring in May 2004 to purchase 146,128 shares of our common stock at $2.76 per share.

(18) Includes shares of our common stock issuable upon the exercise of an option expiring in December 2002 to purchase 10,000 shares of our common stock at $4.125 per share. The option was granted as compensation for consulting services being rendered to us.

(19) Includes shares of our common stock issuable upon the exercise of an option expiring in October 2004 to purchase 50,000 shares of our common stock at $2.75 per share. The option was granted as compensation for consulting services being rendered to us.

(20) The shares were issued to Mr. Scott in exchange for conversion of debt and payment of consulting fees.

(21) The shares being offered include shares of our common stock issuable upon the exercise of an option expiring in August 2002 to purchase 50,000 shares of our common stock at $2.75 per share. The option was granted as compensation for consulting services being rendered to us.

(22) The shares being offered include shares of our common stock issuable upon the exercise of an option expiring in September 2001 to purchase 30,000 shares of our common stock at $2.125 per share. The option was granted as compensation for consulting services being rendered to us.

(23) The shares being offered include shares of our common stock issuable upon the exercise of a warrant expiring in May 2006 to purchase 14,905 shares of our common stock at $2.64 per share. The option was granted as compensation for consulting services being rendered to us.

(24) The shares being offered include shares of our common stock issuable upon the exercise of an option expiring in January 2002 to purchase 25,000 shares of our common stock at $2.25 per share. The option was granted as compensation for consulting services being rendered to us.

         None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, other than as described previously in this section. Each of Gruntal & Co., Hornblower & Weeks Financial Corp., First Montauk Financial Corp. and Cardinal Securities, LLC are either registered broker-dealers or affiliates of registered broker- dealers. These entities received the warrants as compensation for advisory services rendered to us in the ordinary course of their business, and to our knowledge none of these firms have any arrangement with any person to participate in the distribution of such securities.

         We have agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the shares, including all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of those items. We will not pay selling commissions and expenses associated with any sale by the selling security holders.

                              PLAN OF DISTRIBUTION

         The shares offered hereby by the selling security holders may be sold from time to time by the selling security holders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges or in the over-the-counter market including the Nasdaq National Market of The Nasdaq Stock Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, including, without limitation:

         - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker or dealer as principal an resale by a broker or dealer for its account under this prospectus;

         - ordinary brokerage transactions and transaction in which the broker solicits purchasers;

         - face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary; and

         - ordinary brokerage transactions and transaction in which the broker solicits purchasers.

         In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale. These broker-dealers and agents and any other participating broker- dealers, or agents may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with the sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 might be sold under Rule 144 rather than under this prospectus.

         In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. In connection with the transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell shares short and deliver the shares to close out the positions. The selling security holders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell under this prospectus. The selling security holders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

         Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

         We have advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with an at the market offering such as this offering. All of the foregoing may affect the marketability of our common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3. This prospectus is part of the registration statement. It does not contain all of the information set forth in the registration statement. For further information about Visual Data and its common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, each of you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the SEC as discussed below.

         We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., and at its offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

         - our annual report on Form 10-KSB/A for the fiscal year ended September 30, 2000, as amended

         -        our current report on Form 8-K filed on January 3, 2000

         - our quarterly reports on Forms 10-QSB for the periods ended December 31, 2000, as amended, and March 31, 2001,

         - our proxy statement filed on February 20, 2001 for our annual meeting of shareholders held on March 30, 2001,

         -        our current report on Form 8-K filed on March 9, 2001,

         -        our current report on Form 8-K/A filed on March 16, 2001,

         -        our current report on Form 8-K/A filed on May 3, 2001,

         -        our current report on Form 8-K filed on May 29, 2001, and

         -        our current report on Form 8-K filed on June 12, 2001.

         You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

         Corporate Secretary
         Visual Data Corporation
         1291 SW 29 Avenue
         Pompano Beach, Florida 33069
         954-917-6655

                                  LEGAL MATTERS

         The validity of the issuance of the securities offered hereby will be passed upon for us by Atlas Pearlman, P.A., Fort Lauderdale, Florida.

                                     EXPERTS

         The consolidated financial statements of Visual Data Corporation and subsidiaries as of and for the years ended September 30, 2000 and 1999 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

         The consolidated financial statements of SportSoft Golf, Inc. and subsidiaries as of December 31, 1999 and 2000, and for the period from inception (June 4, 1999) to December 31, 1999 and for the year ended December 31, 2000, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

================================================================================



                                2,269,540 Shares

                             VISUAL DATA CORPORATION

                                  Common Stock

                                  July 2, 2001



================================================================================